                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                                   FORM 11-K


               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 2000

                                       or

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

            For the transition period from __________ to __________

                         Commission file number 0-15818

                Popular, Inc. U.S.A. Profit Sharing/401(K) Plan

                (Full title of the Plan and address of the Plan,
               if different from that of the issuer named below)



                                 POPULAR, INC.

                            305 MUNOZ RIVERA AVENUE
                          HATO REY, PUERTO RICO 00918

             (Name of issuer of the securities held pursuant to the
              plan and the address of principal executive office)

                POPULAR, INC. U.S.A. Profit Sharing/401(K) Plan

                               Table of Contents


                                                                          PAGE

Financial Statements:
  Report of Independent Accountants...................................       1

  Statements of Net Assets Available for
  Benefits as of December 31, 2000 and 1999...........................       2

  Statement of Changes in Net Assets
  Available for Benefits for the period ended December 31, 2000.......       3

  Notes to Financial Statements.......................................    4-13


Signature.............................................................      14

Consent of Independent Accountants....................................      15

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                                                     New York, NY 10036
                                                     Telephone (646) 471-4000
                                                     Facsimile (646) 471-4100

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of Popular, Inc. U.S.A. Profit Sharing/401(K) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Popular, Inc. U.S.A. Profit Sharing/401(k) Plan (formerly known as BanPonce U.S.A. Profit Sharing/401(k) Plan) (the "Plan") at December 31, 2000 and 1999 and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes and schedule of nonexempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subject to the auditing procedures applied in the audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers, LLP
June 26, 2001

POPULAR, INC. U.S.A. PROFIT SHARING/401(K) PLAN
(FORMERLY KNOWN AS BANPONCE U.S.A. PROFIT SHARING/401(K) PLAN)
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                              DECEMBER 31,
                                                       2000                  1999

ASSETS

Investments at fair value (see Note 5)             $ 26,483,490          $ 20,353,388
Receivables
  Receivable from other plans                                --             3,253,977
  Employer's contributions                            1,095,902             1,974,317
  Participants' contributions                           121,363               189,744
  Interest and other receivables                         22,834                18,678
  Due from broker for securities sold                    27,139                 8,552
                                                   ------------          ------------
        TOTAL RECEIVABLES                             1,267,238             5,445,268
                                                   ------------          ------------
        TOTAL ASSETS                                 27,750,728            25,798,656
                                                   ------------          ------------

LIABILITIES

Refundable contributions                           $    349,780          $     37,429
Payable to Trustee                                        2,082                 8,527
Distributions payable                                    28,823                    --
Accrued expenses                                             --                   231
                                                   ------------          ------------
        TOTAL LIABILITIES                               380,685                46,187
                                                   ------------          ------------
        NET ASSETS AVAILABLE FOR BENEFITS          $ 27,370,043          $ 25,752,469
                                                   ------------          ------------

   The accompanying notes are an integral part of these financial statements.

POPULAR, INC. U.S.A. PROFIT SHARING/401(K) PLAN
(FORMERLY KNOWN AS BANPONCE U.S.A. PROFIT SHARING/401(K) PLAN)
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the year ended December 31, 2000

Additions to net assets attributed to:
  Investment income
    Net (depreciation) in fair value of investments (See Note 5)          $    (49,788)
    Dividends                                                                  212,520
    Interest income, participants' loans                                        68,391
    Interest income, investments                                                72,216
                                                                          ------------
                                                                               303,339
                                                                          ------------

Contributions
  Participants                                                               3,289,256
  Rollovers from external sources                                              177,767
  Employer                                                                   2,371,337
                                                                          ------------

                                                                             5,838,360
                                                                          ------------

        Total additions                                                      6,141,699
                                                                          ------------

Deductions
  Deductions from net assets attributed to:
    Benefits paid to participants                                            4,166,720
    Refunded contributions                                                     349,780
    Administrative expenses                                                      7,625
                                                                          ------------

                                                                             4,524,125
                                                                          ------------

Increase in net assets                                                       1,617,574

Net assets available for benefits
  Beginning of year                                                         25,752,469
                                                                          ------------
  End of year                                                             $ 27,370,043
                                                                          ============

   The accompanying notes are an integral part of these financial statements.

POPULAR, INC. U.S.A. PROFIT SHARING/401(K) PLAN
(FORMERLY KNOWN AS BANPONCE U.S.A. PROFIT SHARING/401(K) PLAN)
NOTES TO FINANCIAL STATEMENTS

1.       DESCRIPTION OF THE PLAN

         The following brief description of the Popular, Inc. U.S.A. Profit Sharing/401(K) Plan (the "Plan") is provided for general information. Popular, Inc. is the sponsor of the Plan. Participants should refer to the Plan document for more complete information.

         GENERAL

         Pioneer Bank & Trust Company Profit Sharing Plan (the "Pioneer Plan") was established on January 1, 1972, as a qualified defined contribution plan. The Pioneer Plan was amended and restated, effective January 1, 1976 and again restated, effective July 1, 1982, to comply with the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). On July 1, 1989, the Pioneer Plan was amended to include a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code ("401(k)"). The Pioneer Plan sponsor was Banco Popular, Illinois, a wholly-owned subsidiary of Popular, Inc.

         On March 1, 1997, the Pioneer Plan was restated and converted into a defined contribution participant-directed plan under the name of BanPonce U.S.A. Profit Sharing/401(k) Plan. On October 14, 1998, certain provisions related to rollover contributions and distributions of the Plan were amended.

         During 1998 the employees of Banco Popular, Illinois, Banco Popular, California, N.A., Banco Popular, Florida, N.A., Banco Popular, Texas N.A., Popular Leasing U.S.A., Inc. and Banco Popular, FSB participated in the Plan.

         Effective January 1, 1999, the entities participating in the Plan merged to form a single banking entity under the name of Banco Popular North America (the "Bank").

         On January 1, 1999 employees from the Bank, Banco Popular, N.A. (Texas), First State Bank of Southern California and Gore Bronson Bancorp became eligible to participate in the Plan. The Plan was also amended to allow for additional discretionary contributions to be made to the Plan on behalf of participants who were employees of the New York branch of Banco Popular de Puerto Rico on December 31, 1998.

         On April 30, 1999, the BanPonce U.S.A. Profit Sharing/401(k) Plan adopted the name of Popular, Inc. U.S.A. Profit Sharing/401(k) Plan (the "Plan").

         During 1999, the Plan was amended to allow for a merger of assets from Citizens National Bank Profit Sharing Savings Plan with total assets of $607,998, Banco Popular de Puerto Rico Employee Stock Plan with total assets of $5,445,596 and the Gore Bronson Bancorp Profit Sharing Plan and Trust with total assets of $509,895.

         The Plan is administered by a committee (the "Plan Committee") appointed by the Board of Directors of Popular, Inc. A trust was established to hold and invest all of the assets of the Plan. The trustee

POPULAR, INC. U.S.A. PROFIT SHARING/401(K) PLAN
(FORMERLY KNOWN AS BANPONCE U.S.A. PROFIT SHARING/401(K) PLAN)
NOTES TO FINANCIAL STATEMENTS

         for the Plan is the Trust Department of Banco Popular North America (Illinois). The Plan is subject to the provisions of ERISA.

         Effective January 1, 2000, the Plan was amended to allow participation by employees of Banco Popular de Puerto Rico (BPPR) that are employed in the Virgin Islands (VI) or British Virgin Islands (BVI). These employees can contribute from 1% to 10% of eligible pre-tax annual compensation (post tax for BVI employees) up to IRS limits. The Bank contributes 50 cents for each dollar the employee contributes up to 2% of their eligible compensation that has been invested in Popular Inc. Common Stock subject to compliance with certain requirements as outlined in the Plan.

         Effective August 1, 2000, Article 9 of the Plan was amended by adding
         Section 9.4 that allows a participant who has attained age 59 1/2 to elect to receive 100% of the value of his Before-Tax Deposit account and his After-Tax Deposit account and the vested portion of Matching Employer Contributions.

         ELIGIBILITY AND VESTING

         Prior to September 1, 1999, employees were automatically enrolled in the Plan upon the first day of the month coinciding with or next following the date they became an employee. Beginning September 1, 1999, employees are automatically enrolled into the Plan upon the first day of the month following 30 days of service. Each employee who was employed by the Bank on February 28, 1997 was eligible to participate in the Plan. Participants are immediately vested in their voluntary contributions and earnings thereon. Vesting in the Bank's matching and discretionary contribution portion of their account plan plus actual earnings thereon is based on years of credited service. A participant begins to vest in the Plan according to the following table:

                  YEARS OF CREDIT SERVICE       VESTING PERCENTAGE
                  Less than 2                             0%
                     2                                   25
                     3                                   50
                     4                                   75
                     5 or more                          100

         CONTRIBUTIONS

         Employees may contribute from 1% to 10% of eligible pre-tax annual compensation up to a maximum of $10,500, as defined in the Plan agreement. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

         The Bank contributes 50 cents for each pre-tax $1 contributed by an employee. Additionally, the Bank contributes 50 cents for each pre-tax $1 contributed by an employee that has been invested in the Popular, Inc. Common Stock Fund, subject to compliance with certain requirements defined in the Plan agreement (the "Bonus Matching Contribution"). Total contributions from the Bank will not exceed 6% of the employee's pre-tax compensation. The Bank will also make a profit sharing

POPULAR, INC. U.S.A. PROFIT SHARING/401(K) PLAN
(FORMERLY KNOWN AS BANPONCE U.S.A. PROFIT SHARING/401(K) PLAN)
NOTES TO FINANCIAL STATEMENTS

         contribution in an amount determined by the Board of Directors of the Bank. The Bank's profit sharing and 401(k) matching contribution is limited to the total amount which the Bank can deduct for federal income tax purposes.

         PARTICIPANT ACCOUNTS

         As of the last day of each quarter, net earnings or losses are allocated among eligible participants in proportion to their account balances relative to the total of all such account balances as of the previous valuation date, adjusted for distributions and employee contributions made during the quarter. As of the last day of the Plan year, the Bank's profit sharing contribution is allocated to participant accounts based upon the participants' eligible compensation, as defined and subject to compliance with certain requirements included in the Plan agreement.

         As of the last day of the plan year, the Bank's additional matching contribution is allocated based on each employee's contribution, as described above. The Bank's contributions plus the employee's after-tax and pre-tax contributions are limited to the lesser of 25% of the employee's eligible compensation or a maximum amount set annually by federal authorities.

         INVESTMENT OPTIONS

         Upon enrollment in the Plan, a participant may direct his/her investments and reinvestments, other than his/her Bonus Matching Contribution, in any of nine investment options.

         M&I STABLE PRINCIPAL FUND: This fund's objective is to maintain safety of principal while generating a level of current income generally exceeding that of a money market fund. This fund primarily invests in traditional and synthetic investments contracts.

         PIMCO TOTAL RETURN FUND: This fund invests mainly in fixed income securities, seeking maximum return, consistent with preservation of capital and prudent investment management.

         VANGUARD WELLINGTON INCOME FUND: This fund seeks to conserve capital and to provide moderate long-term growth in capital and income by investing in common stocks an debt securities.

         DAVIS NEW YORK VENTURE FUND: This fund's investment objective is growth of capital. The fund ordinarily invests in common stocks.

         T. ROWE PRICE MID-CAP GROWTH FUND: This fund seeks long-term capital appreciation through investments in medium-sized growth companies.

         FIDELITY GROWTH & INCOME FUND: This fund seeks long-term growth, current income and long-term growth of income consistent with reasonable investment risk by investing in common stocks and corporate bonds.

         VANGUARD 500 INDEX FUND: This fund seeks investment results that correspond to the price and yield performance of the S&P 500 Index.

         IVY INTERNATIONAL FUND: This fund invests in foreign stocks, seeking long-term capital growth.

POPULAR, INC. U.S.A. PROFIT SHARING/401(K) PLAN
(FORMERLY KNOWN AS BANPONCE U.S.A. PROFIT SHARING/401(K) PLAN)
NOTES TO FINANCIAL STATEMENTS

         POPULAR INC. COMMON STOCK FUND: This fund is primarily invested in Popular Inc. Common Stock and cash.

         PARTICIPANT LOANS

         Participants may borrow against their fund accounts a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of the vested portion of the participant's equity in the Plan, and limited in amount by specific regulations. Loans are charged a reasonable interest rate, which is determined by the Plan Committee and which meets all regulatory requirements.

         DISTRIBUTIONS

         Distributions may occur for termination, retirement, disability, or death. The Plan provides that benefits be distributed in one of the following manners as selected by the participant or beneficiary: (a) payment in one single sum; or (b) payment in substantially equal installments determined by the participant or beneficiary.

         PLAN TERMINATION

         Although it has not expressed any intent to do so, the sponsor may terminate the Plan for any reason at any time, in which event there shall be no employer duty to make contributions. In the event of termination, all participants become fully vested and have a nonforfeitable right to their full account balance.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. A description of the more significant accounting policies follows.

         VALUATION OF INVESTMENTS

         Plan investments are stated at fair value, with the exception of M&I Stable Principal Fund that is stated at contract value, which approximates fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Popular Inc. Common Stock is valued at its quoted market price.

         The registered investment companies retain and reinvest all dividends. Such undistributed income is included in the statement of changes in net assets available for plan benefits and is recorded as an increase in the cost basis of fund units held at year end in the statement of net assets available for plan benefits.

         Temporary investments are stated at cost, which approximates fair value.

         Purchases and sales of securities are recorded on a trade-date basis.

POPULAR, INC. U.S.A. PROFIT SHARING/401(K) PLAN
(FORMERLY KNOWN AS BANPONCE U.S.A. PROFIT SHARING/401(K) PLAN)
NOTES TO FINANCIAL STATEMENTS

         INVESTMENT INCOME

         Net gain on investments is a combination of net realized gains (losses) and the change in unrealized appreciation (depreciation) from the previous year-end. Dividends are recorded on the ex-dividend date. Interest income on temporary investments is recorded on the accrual basis.

         ADMINISTRATIVE EXPENSES

         Trust fees directly attributable to the Plan are paid by the Plan. Legal and other administrative expenses are paid by the Bank and, accordingly, have not been reflected in the Plan's financial statements.

         PAYMENT OF BENEFITS

         Benefits are recorded when paid.

         FORFEITED ACCOUNTS

         Forfeited nonvested accounts totaled $346,365 and $165,831 at December 31, 2000 and 1999, respectively. These accounts were used to reduce Employer contributions.

         REFUNDABLE CONTRIBUTIONS

         Refundable contributions totaled $349,780 and $37,429 at December 31, 2000 and 1999, respectively. These excess contributions arise as a result from failing non-discrimination tests in accordance with the Internal Revenue Service Regulations.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to net assets during the reporting period. Actual results could differ from these estimates.

         RISKS AND UNCERTAINTIES

         The Plan provides for various investment options in any combination of stocks, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants account balances and the amounts reported in the statement of net assets available for benefits.

POPULAR, INC. U.S.A. PROFIT SHARING/401(K) PLAN
(FORMERLY KNOWN AS BANPONCE U.S.A. PROFIT SHARING/401(K) PLAN)
NOTES TO FINANCIAL STATEMENTS

3.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The following is a reconciliation of net assets available for benefits as presented in the financial statements to the Form 5500:

                                                                                            DECEMBER 31,
                                                                                    2000                   1999
         Net assets available for benefits per the financial statements         $ 27,370,043           $ 25,752,469
         Amounts allocated to withdrawing participants                               (56,348)               (75,450)
                                                                                ------------           ------------
         Net assets available for benefits per the Form 5500                    $ 27,313,695           $ 25,677,019
                                                                                ============           ============

                                                                                         YEAR ENDED
                                                                                     DECEMBER 31, 2000
         Benefits paid to participants per the financial statement                      $ 4,166,720

         Add: Amounts allocated to withdrawing participants, December 31, 2000               56,348

         Less: Amounts allocated to withdrawing participants, December 31, 1999             (75,450)
                                                                                        -----------

         Benefits paid to participants per the Form 5500                                $ 4,147,618
                                                                                        ===========


         Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

4.       INCOME TAXES

         The Popular, Inc. U.S.A. Profit Sharing/401(k) Plan received a favorable determination letter from the Internal Revenue Service, dated April 7, 1999, indicating that it qualified under Section 401(a) of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

POPULAR, INC. U.S.A. PROFIT SHARING/401(K) PLAN
(FORMERLY KNOWN AS BANPONCE U.S.A. PROFIT SHARING/401(K) PLAN)
NOTES TO FINANCIAL STATEMENTS

5.       INVESTMENTS HELD

         Investments held by the Plan are summarized below. Those investments that represent 5 percent or more of the Plan's net assets at the end of the year are noted with an asterisk (*). Those investments that are nonparticipant-directed are noted with two asterisks (**). Those investments that include participant and nonparticipant-directed investments are noted with a plus sign (+).

                                                      DECEMBER 31, 2000                         DECEMBER 31, 1999
                                              SHARES/UNITS          FAIR VALUE          SHARES/UNITS          FAIR VALUE
         Enhanced Cash Investment
           Fund(**)                                  2,465         $     2,465                    --         $        --
         Shares of registered
           investment companies
         M&I Stable Principal Fund               1,546,726           1,546,726(*)            679,778             679,778
         PIMCO Total Return Fund                    88,940             924,081                88,150             872,683
         Vanguard Wellington
           Income Fund                              86,938           2,452,517(*)             83,152           2,324,919(*)
         Davis New York Venture Fund                72,178           2,074,392(*)             66,596           1,915,297(*)
         T. Rowe Price Mid-Cap
           Growth Fund                              44,949           1,788,519(*)             40,617           1,629,952(*)
         Fidelity Growth & Income Fund              23,128             973,675                 8,676             409,182
         Vanguard 500 Index Fund                    12,220           1,489,110(*)              4,220             571,146
         Ivy International Fund                     23,336             611,404                13,893             654,214
         Popular Inc. Common Stock
           Fund+                                   406,774          11,871,059(*)            356,209          10,796,206(*)
         Popular Inc. Common Stock+                 78,861           2,075,070(*)                 --                  --
                                                                   -----------                               -----------
                                                                    25,809,018                                19,853,377
         Participant loans                                             674,472                                   500,011
                                                                   -----------                               -----------
                TOTAL                                              $26,483,490                               $20,353,388
                                                                   ===========                               ===========

POPULAR, INC. U.S.A. PROFIT SHARING/401(K) PLAN
(FORMERLY KNOWN AS BANPONCE U.S.A. PROFIT SHARING/401(K) PLAN)
NOTES TO FINANCIAL STATEMENTS

         Information about the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                                  YEAR ENDED
                                                              DECEMBER 31, 2000

         Changes in net assets:
           Contributions                                          $ 885,936
           Dividends                                                  1,355
           Interest                                                  51,369
           Net appreciation                                         184,927
           Benefits paid to participants                           (212,037)
           Transfers to participant-directed investments            (79,810)
                                                                  ---------
                                                                  $ 831,740
                                                                  =========

         During 2000, the Plan's investments (including gain and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $(49,788) as follows:

                  Mutual funds                        $(53,780)
                  Common stock fund                      3,992
                                                      --------
                                                      $(49,788)
                                                      ========

         The M&I Stable Principal Fund is fully benefit responsive. The average yield for the year ended December 31, 2000 was 5.93%. The crediting interest rate as of December 31, 2000 was 6.05%. The frequency and basis for determining the crediting interest rate resets are daily and accrual/units, respectively. There are no valuation reserves recorded to adjust the contract amounts. There is no minimum crediting interest rate under the terms of the contracts. There are no limitations or guarantees on the contracts.

6.       NONEXEMPT TRANSACTIONS

         During 2000 and 1999, the Bank withheld contributions for various participants in the Plan but did not remit those contributions to the Plan within fifteen days following the month of the withholding. In accordance with Department of Labor regulations, the delay on the remittance of these contributions resulted in a prohibited loan to the Bank. Subsequently, the Bank corrected these prohibited transactions.

POPULAR, INC. U.S.A. PROFIT SHARING/401(K) PLAN
(FORMERLY KNOWN AS BANPONCE U.S.A. PROFIT SHARING/401(K) PLAN)
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2000                                                     SCHEDULE I

                                          DESCRIPTION OF INVESTMENT
                                          INCLUDING MATURITY DATE,
  IDENTITY OF ISSUE, BORROWER,         RATE OF INTEREST, COLLATERAL,
    LESSOR, OR SIMILAR PARTY               PAR OR MATURITY VALUE                    COST           CURRENT VALUE
---------------------------------      -----------------------------            ------------       -------------
Enhanced Cash Investment Fund                                                   $      2,465       $       2,465
M&I Stable Principal Fund(*)                      1,546,726  shares                1,546,726           1,546,726
PIMCO Total Return Fund                              88,940  shares                  919,556             924,081
Vanguard Wellington Income Fund                      86,938  shares                2,508,992           2,452,517
Davis NY Venture Fund                                72,178  shares                1,710,475           2,074,392
T. Rowe Price Mid-Cap Growth Fund                    44,949  shares                1,475,285           1,788,519
Fidelity Growth & Income Fund                        23,128  shares                1,046,592             973,675
Vanguard 500 Index Fund                              12,220  shares                1,586,069           1,489,110
Ivy International Fund                               23,336  shares                  871,233             611,404
Popular Inc. Common Stock Fund(*)                   406,774  units                 9,863,717          11,871,059
Popular Inc. Common Stock(*)                         78,861  shares                1,527,892           2,075,070
Participant Loans(*)                   Interest rates range between
                                                   8.75% and 10.5%                   674,472             674,472
                                                                                ------------       -------------
        Total                                                                   $ 23,733,474       $  26,483,490
                                                                                ============       =============

*Party in interest to the Plan.

POPULAR, INC. U.S.A. PROFIT SHARING/401(K) PLAN
(FORMERLY KNOWN AS BANPONCE U.S.A. PROFIT SHARING/401(K) PLAN)
SCHEDULE OF NONEXEMPT TRANSACTIONS
YEAR ENDED DECEMBER 31, 2000                                         SCHEDULE II

                                                                                                                   (2)CURRENT VALUE
IDENTITY OF PARTY INVOLVED   RELATIONSHIP TO THE PLAN   DESCRIPTION OF TRANSACTIONS             (1)COST OF ASSET       OF ASSET
Banco Popular North America  Employer                   Improper loan from Plan to employer        $  271,455          $272,255
                                                        for failure to timely remit employees'
                                                        withheld contributions to the Plan.

(1) The cost of asset represents the back contributions remitted to the Plan by the Bank on March 7, 2000 and March 15, 2000, for the periods ended January 15, 2000 and January 31, 2000, respectively, for various plan participants.

(2) The current value of asset represents the back contributions and the interest earned by the Bank for the period of the Bank's prohibited use of the participants' contributions.

                                   SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                              BANCO POPULAR DE PUERTO RICO
                              EMPLOYEES' STOCK PLAN (U.S.)
                                     (Name of Plan)



                              By: /s/ Maria Isabel Burckhart
                                 ----------------------------
                                  Maria Isabel Burckhart
                                  Authorized Representative



                              By: /s/ Jorge A. Junquera
                                 ----------------------------
                                  Jorge A. Junquera
                                  Authorized Representative
                                  in the United States



Date: June 28, 2000


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